UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

SYNERGETICS USA, INC.

(Name of Subject Company)

Blue Subsidiary Corp.

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

87160 G 107

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Chief Legal Officer,

Head of Corporate and Business Development

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$197,790,120.00	$22,983.21

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) the offer price of $6.50 net per share in cash and up to $1.00 per share in contingent cash consideration payments by the sum of (i) 25,303,474 outstanding shares of common stock, par value $0.001 per share (“Shares”) of Synergetics USA, Inc. (“Synergetics”) plus (ii) 1,068,542, the number of shares issuable upon exercise of outstanding options to acquire Shares. The calculation of the filing fee is based on information provided by Synergetics as of September 11, 2015.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014 by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,983.21	Filing Party: Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International and Blue Subsidiary Corp.
Form or Registration No.: Schedule TO	Date Filed: September 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), Valeant Pharmaceuticals International, a Delaware corporation (“VPI”) and Blue Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of VPI (the “Purchaser”) with the Securities and Exchange Commission on September 16, 2015 (as amended from time to time, the “Schedule TO”), and relates to the offer by the Purchaser to purchase all outstanding Shares, at a price of $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest), plus one contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEMS 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“At 11:59 p.m., New York City time, on Wednesday, October 14, 2015 (the “Expiration Time”), the Offer expired as scheduled and was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) has advised VPI and the Purchaser that, as of the Expiration Time, a total of 18,271,479 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered) had been validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 72.1% of the outstanding Shares as of the Expiration Time. Additionally, the Depositary has advised VPI and the Purchaser that Notices of Guaranteed Delivery have been delivered with respect to an additional 2,978,556 Shares, representing approximately 11.8% of the outstanding Shares as of the Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, the Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger (as defined in the Offer to Purchase) without the affirmative vote of the stockholders of Synergetics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Accordingly, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement (as defined in the Offer to Purchase), the Purchaser and VPI intend to complete the acquisition of Synergetics by consummating the Merger today in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Synergetics in accordance with Section 251(h) of the DGCL. No other action by the stockholders of Synergetics will be required pursuant to Delaware law or otherwise. As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of Synergetics and each Share owned by the Purchaser, VPI or any direct or indirect wholly owned subsidiary of VPI or by Synergetics immediately prior to the Effective Time, which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and (ii) any Shares owned by Synergetics’ stockholders who perfect their appraisal rights under Section 262 of the DGCL) will be canceled and will be converted automatically into the right to receive the Offer Price (as defined in the Offer to Purchase) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message related to such Shares. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Following consummation of the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Capital Market. VPI and the Purchaser intend to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend all of Synergetics’ reporting obligations under the Exchange Act as promptly as practicable.

On October 15, 2015, Valeant issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(G) Press Release issued by Valeant Pharmaceuticals International, Inc. on October 15, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015

BLUE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Counsel, Head of Corporate and Business Development

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 16, 2015*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published September 16, 2015 in The New York Times*

(a)(1)(G)	Contingent Value Rights Agreement, dated as of September 16, 2015, by and between VPI and American Stock Transfer & Trust Company, LLC*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of Valeant, dated September 2, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule to Tender Offer Statement filed by Valeant with the Securities and Exchange Commission on September 2, 2015)

(a)(5)(B)

Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the

Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(a)(5)(C)	Email to employees of Synergetics USA, Inc., dated September 2, 2015 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9-C of Synergetics USA, Inc. filed with the SEC on September 4, 2015 (the “Schedule 14D-9-C”)

(a)(5)(D))	Article published by the St. Louis Post-Dispatch, dated September 2, 2015 (incorporated by reference to the Schedule 14D-9-C).

(a)(5)(E)	Article published by the St. Louis Business Journal, dated September 4, 2015 (incorporated by reference to the Schedule 14D-9-C).

(a)(5)(F)	Press Release issued by Valeant Pharmaceuticals International, Inc. on October 5, 2015 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 5 to the Schedule TO filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on October 5, 2015)

(a)(5)(G)	Press Release issued by Valeant Pharmaceuticals International, Inc. on October 15, 2015.

(b)	Not applicable

(d)(1)

Agreement and Plan of Merger, dated September 1, 2015, by and among VPI, Purchaser, and Synergetics (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Synergetics with the Securities and Exchange Commission on

September 2, 2015)

(d)(2)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Lawrence C. Cardinale*

(d)(3)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Michael Fanning*

(d)(4)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and D. Graeme Thomas*

(d)(5)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Juanita H. Hinshaw*

(d)(6)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Pamela Boone*

(d)(7)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Jason Stroisch*

(d)(8)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and David M. Hable*

(d)(9)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Robert H. Blankemeyer*

(d)(10)	Exclusivity Agreement by and between Synergetics and Valeant dated August 19, 2015 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(d)(11)	Confidentiality Agreement by and between Synergetics and Valeant, dated January 6, 2015 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Tender Offer Statement on Schedule TO filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on September 16, 2015.

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